SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 20, 2004

                           Commission File No. 1-14838

                             ---------------------

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


    Enclosure: A press release dated April 20, 2004 announcing estimates for
                    Rhodia's first quarter results for 2004.


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                                                                   PRESS RELEASE



             FIRST QUARTER 2004 : RESULTS ESTIMATED TO BE INCREASING

Paris, April 20, 2004 - Rhodia announced estimated first quarter 2004 results as follows:

     - Net sales of approximately 1,345 million euros, unchanged compared to the first quarter of 2003, and an increase of 3.9% compared to the fourth quarter of 2003, on the same basis (constant structure and exchange rates).


     - Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) before restructuring, of approximately 120 million euros, an improvement of 10% compared to the first quarter of 2003 on the same basis (constant structure and exchange rates).


     - EBITDA before restructuring margin of approximately 8.9%, compared to 8% for the first quarter of 2003 on the same basis (constant structure and exchange rates).


     - Cash position of around 400 million euros at the end of March 2004. Cash decreased by approximately 366 million euros from year-end due primarily to the reimbursement of the first half of the U.S. private placement notes, as per the agreement announced on February 13, and by a seasonal effect in working capital needs. Since the end of February, however, the Group's cash position has improved by approximately 100 million euros due to higher operating cash flow and a reduction in working capital needs.

In an economic environment marked by the weakness of the dollar and a high level of raw material prices, these estimated results indicate an improvement in Rhodia's business in the first quarter of 2004.

These estimated results also confirm the return of a positive trend observed since December 2003, characterized by increased demand in the majority of the Group's markets. The initial effects from Rhodia's cost reduction plans also contributed to the improvement in EBITDA.

Rhodia will publish its first quarter 2004 results on May 17, 2004 prior to the opening of the Paris Bourse.


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This press release is available on Rhodia's corporate website at: www.rhodia.com
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This press release contains estimates of our financial results which have not yet been finalized. These estimates are thus "forward-looking" statements based on our management's current views and assumptions and involve known and unknown risks and uncertainties. Please see our public filings made from time to time with the SEC and the AMF.

                                                                         .../...



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Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.4 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.


Contacts

Press Relations
---------------

Anne-Laurence de Villepin         [Telephone icon]  +33 1 55 38 40 25

Investor Relations
------------------

Nicolas Nerot                     [Telephone icon]  +33 1 55 38 43 08




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                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: April 20, 2004                            RHODIA

                                                By: /s/ PIERRE PROT
                                                    -----------------
                                                Name: Pierre PROT
                                                Title: Chief Financial Officer